

August 8, 2013

Via E-mail
H. William Willoughby
Director, President, Secretary, Principal Financial Officer and Principal Accounting Officer
CRI Hotel Income Partners, L.P.
c/o C.R.I., Inc.
1200 Rockville Pike
Rockville, MD 20852

Re: CRI Hotel Income Partners, L.P.
Form 10-K for fiscal year ended December 31, 2012
Filed March 29, 2013
File No. 033-11096

Dear Mr. Willoughby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 15. Exhibits, Financial Statement Schedule and Related Partnership Matters, page IV-1

1. Financial Statements

Consolidated Statements of Cash Flows, page IV-11

1.   We note your adjustments for the (decrease) increase in liabilities held for sale and the decrease (increase) in assets held for sale in the operating activities section of your statements of cash flows. Please tell us the nature of these adjustments and explain to us why they are necessary to reconcile between net earnings and net cash provided by operating activities. In addition, please provide us with the following:

H. William Willoughby
CRI Hotel Income Partners, L.P.
August 8, 2013
Page 2

- detailed rollforwards of your assets held for sale and liabilities related to assets held for sale.
- an analyisis showing your calculation of the gain on sale of your hotel property.

To the extent applicable, please also provide this information for your financial statements for the quarterly period ended March 31, 2013.

Form 10-Q for period ended March 31, 2013

Item 6. Exhibits

Exhibit 31.2

2.   It appears you have identified the incorrect report in paragraph 1 of your principal financial officer's certification. Please amend your Form 10-Q for the period ended March 31, 2013 to refer to the proper report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant